FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

The following is the text of an announcement released to The Stock Exchange of Hong Kong Limited on 11 March 2026 pursuant to rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

11 March 2026
(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

GRANT OF CONDITIONAL AWARDS

This announcement is made pursuant to Rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 9 March 2026, HSBC Holdings plc (the "Company") granted conditional awards ("Awards") to directors, employees and former employees to subscribe for a total of 35,019,686 ordinary shares of US$0.50 each of the Company ("Shares") under the HSBC Share Plan 2011 (the "Plan").

The following are the details of the grants:

Grants to Directors:

Name of grantee	Georges Elhedery
Relationship between the grantee and the Company	Director of the Company
Number of shares under Awards	842,628
Closing market price of the ordinary shares on the London Stock Exchange on the date of grant	GBP 12.51
Purchase price of Awards granted	GBP 0
Vesting period of the Awards
As disclosed in the Directors Remuneration Report in the Annual Report and Accounts 2025, two awards have been granted to Georges Elhedery:

50% of the 2025 annual incentive award is delivered in immediately vested shares subject to a retention period of 12 months.

The 2026-2028 Long Term Incentive ("LTI") award will, subject to the performance outcome, vest in five equal instalments starting from the third anniversary of the grant date. Upon each vesting, a 12-month retention period applies.

The Company views it as appropriate for the annual incentive award to vest immediately and not to be subject to a vesting period for two reasons:

1)   The annual incentive is a non-deferred portion of the Directors remuneration, which must be partly delivered in shares to comply with UK regulation.

2)   The annual incentive share award is subject to a retention period of 12 months, during which time the Directors cannot sell the shares.

Performance Targets and Clawback
The immediately vested shares are not subject to forward looking performance conditions as they form part of the annual incentive for which performance is measured over the preceding performance year.

The LTI award is subject to the following performance conditions as detailed in the Directors Remuneration Report in the Annual Report and Accounts 2025:

	Measure	Weighting
	Average Return on Tangible Equity ("RoTE") with Common Equity Tier 1 ("CET1") underpin	42.5%
	Environment	15%
	Relative Total Shareholder Return ("TSR")	42.5%
	Clawback applies to the Plan Awards in line with the Company's regulatory obligations as set out in the Company's internal clawback policy.
Arrangements for the Company or a subsidiary to provide financial assistance to the grantees	None

Name of grantee	Manveen (Pam) Kaur
Relationship between the grantee and the Company	Director of the Company
Number of shares under Awards	491,419
Closing market price of the ordinary shares on the London Stock Exchange on the date of grant	GBP 12.51
Purchase price of Awards granted	GBP 0
Vesting period of the Awards
As disclosed in the Directors Remuneration Report in the Annual Report and Accounts 2025, two awards have been granted to Manveen (Pam) Kaur:

50% of the 2025 annual incentive award is delivered in immediately vested shares subject to a retention period of 12 months.

The 2026-2028 LTI award will, subject to the performance outcome, vest in five equal instalments starting from the third anniversary of the grant date. Upon each vesting, a 12-month retention period applies.

The Company views it as appropriate for the annual incentive award to vest immediately and not to be subject to a vesting period for two reasons:

1)   The annual incentive is a non-deferred portion of the Directors remuneration, which must be partly delivered in shares to comply with UK regulation.

2)   The annual incentive share award is subject to a retention period of 12 months, during which time the Directors cannot sell the shares.

Performance Targets and Clawback
The immediately vested shares are not subject to forward looking performance conditions as they form part of the annual incentive for which performance is measured over the preceding performance year.

The LTI award is subject to the following performance conditions as detailed in the Directors Remuneration Report in the Annual Report and Accounts 2025:

	Measure	Weighting
	Average RoTE with CET1 underpin	42.5%
	Environment	15%
	Relative TSR	42.5%
	Clawback applies to the Plan Awards in line with the Company's regulatory obligations as set out in the Company's internal clawback policy.
Arrangements for the Company or a subsidiary to provide financial assistance to the grantees	None

Grants to other grantees:
Category of grantee	Employees and former employees
Number of shares under Awards	33,685,639
Closing market price of the ordinary shares on the London Stock Exchange on the date of grant	GBP 12.51
Purchase price of Awards granted	GBP 0
Vesting period of the Awards
Under the HSBC Group-wide deferral policy, vesting occurs over a three year period with 33% vesting on the first and second anniversaries of grant and 34% on the third anniversary.

Group and local Material Risk Takers may be subject to longer vesting periods of up to five years, as required under the relevant remuneration regulations. Awards may be subject to a 12-month retention period following vesting.

Immediately vested share awards may be subject to a 12-month retention period following vesting.

The Company views it as appropriate for the immediately vested share awards to vest immediately and not to be subject to a vesting period for two reasons:

1)   The immediately vested share award is a non-deferred portion of the Material Risk Takers remuneration, which must be partly delivered in shares to comply with UK regulation; each employee will also be granted a deferred share award for which the vesting schedule is noted above.

2)   The immediately vested share award is subject to a retention period of 12-months, during which time the shares cannot be sold.

The vesting period for retention awards will align to the completion of the relevant project for which the Award was granted.

Performance Targets and Clawback
The Group Operating Committee additionally participate in the 2026-2028 LTI.  The LTI award is subject to the following performance conditions as detailed in the Directors Remuneration Report in the Annual Report and Accounts 2025:

	Measure	Weighting
	Average RoTE with CET1 underpin	42.5%
	Environment	15%
	Relative TSR	42.5%
Certain other awards are subject to the completion of a strategically important project.

No performance targets apply to any other Plan Awards on the basis that the Awards are a form of deferred bonus to meet regulatory requirements in the UK. Performance targets instead attach to the initial award of the Variable Pay.

Clawback applies to the Plan Awards in line with the Company's regulatory obligations as set out in the Company's internal clawback policy.

Arrangements for the Company or a subsidiary to provide financial assistance to the grantees	None
Number of shares available for future grant under the plan mandate
The Plan is subject to two limits on the number of Shares committed to be issued under all Plan Awards:

1.   10% of the ordinary share capital of the Company in issue immediately before that day, less the number of Shares which have been issued, or may be issued, to satisfy Awards under the Plan, or options or awards under any other employee share plan operated by the Company granted in the previous 10 years. The number of Shares available to issue under this limit is 1,062,671,787.

2.   5% of the ordinary share capital of the Company in issue immediately before that day, less the number of Shares which have been issued, or may be issued, to satisfy Awards under the Plan. The number of Shares available to issue under this limit is 311,358,956.

For and on behalf of

HSBC Holdings plc

Angela McEntee
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

*  Independent non-executive Chairman
†  Independent non-executive Director

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom Web:
www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 11 March 2026